Exhibit 11.2

802 N Washington St

Spokane, WA 99201

CONSENT OF Independent Registered Public Accounting Firm

We consent to the inclusion in the Offering Statement on Form 1-A of our report dated November 12, 2020, on the consolidated balance sheet of West of Hudson Group, Inc. as of June 30, 2020, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from January 2, 2020 (inception) through June 30, 2020, and the related notes to the financial statements. Our report contains an emphasis of matter paragraph regarding substantial doubt as to West of Hudson Group, Inc.’s ability to continue as a going concern. We also consent to the reference to our Firm under the heading “Experts” in the Offering Circular, which is part of the Offering Statement.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

February 9, 2021